Exhibit 11.0

COMPUTATION OF EARNING PER SHARE
(In Thousands, except for per share data)

	Three months ended June 30, 2011	Six months ended June 30,2011

Income available to common shareholders	$1,952	$3,873

Weighted average shares outstanding	9,356	9,375

Basic earnings per share	$0.21	$0.41

Income for diluted earnings per share	$1,952	$3,873

Total weighted average common shares and equivalents outstanding for diluted computation (1)	9,374	9,394

Diluted earnings per share	$0.21	$0.41

__________
 (1) All related to outstanding stock options.

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